February 4, 2014

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-6010
Attn: Larry Spirgel, Assistant Director

RE: AZZ incorporated
Form 10-K for the Fiscal Year Ended February 28, 2013
Filed April 29, 2013
Form 10-Q for the Fiscal Quarters Ended May 31, 2013
Filed July 3, 2013
File No. 001-12777

We thank you for your comments on our filings in your effort to improve our financial reporting to our investors.

We provide the following response to the comment letter dated February 4, 2014 of the Staff of the Securities and Exchange Commission (the “Letter”) concerning the Company’s Form 10-K for the fiscal year ended February 28, 2013 (the “Form 10-K”), and the Company’s Form 10-Q for the fiscal quarter ended May 31, 2013.

Form 10-Q for the Fiscal Quarter Ended May 31, 2013
6. Acquisition, page 12

1.
We note in your response to Comment 2 of our letter dated January 16, 2014. In light of the significance of your intangible assets, please disclose the estimated useful life by type of intangible asset.

RESPONSE: We note your comment to comply with the comment above in future filings. We confirm that we will disclose in the footnotes to our consolidated financial statements filed on Form 10-K the estimated life by type of intangible asset.

AZZ acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in its filings. AZZ acknowledges that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing. AZZ also acknowledges that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Dana L. Perry

Dana L. Perry
Senior Vice President, Finance
And Chief Financial Officer